Exhibit (b)(3)

January 5, 2006

Levine Leichtman Capital Partners III, L.P.

c/o Ms. Lauren Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, CA 90210

Fox Acquisition Company

F&H Finance Corp.

c/o Ms. Lauren Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, CA 90210

Re: Financing Commitment

Ladies and Gentlemen:

You have advised Fortress Credit Corp. (“Fortress”) that Levine Leichtman Capital Partners III, L.P. (“Sponsor”) has organized a newly created entity, Fox Acquisition Company, a Delaware corporation (“Purchaser”) that is owned and controlled by the Sponsor, to acquire Fox & Hound Restaurant Group, a Delaware corporation (“Holdings”). You have also advised Fortress that such acquisition will be accomplished by (a) a wholly owned subsidiary of Purchaser, F&H Finance Corp., a Delaware corporation (“Merger Sub”), commencing a cash tender offer (the “Offer”) to purchase and acquire all shares of the issued and outstanding common stock of Holdings, and (b) upon acceptance of the Offer by the holders of Holdings common stock with respect to not less than a majority of the shares of outstanding common stock of Holdings and the acquisition of such shares by Merger Sub pursuant to the Offer (the “Consummation of the Offer”), the merger of Merger Sub with and into Holdings, whereby Holdings will be the surviving corporation (the “Merger”), all pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of December 29, 2005 (the “Merger Agreement”), among Purchaser, Merger Sub, Holdings, and the Sponsor. In connection with the Merger, if Holdings is not the Top Tier Borrower (as defined below), it will contribute to the Top Tier Borrower all of the shares of its current directly-owned subsidiaries. The Sponsor, Purchaser, and Merger Sub desire to obtain financing in order to (a) partially finance the Merger, (b) refinance certain existing indebtedness of Holdings and its subsidiaries, (c) refinance the indebtedness outstanding under the Tender Offer Facility (as defined below), (d) pay fees and expenses associated with the Merger and such financing transaction (collectively, the “Transaction”), (e) meet the ongoing working capital and other general corporate needs of Holdings and each of its subsidiaries, (f) repay certain capital contributions made by the Sponsor to Purchaser and by Purchaser to Merger Sub in connection with the Tender Offer Facility (as defined below), and (g) provide funds for the development of new restaurant openings by Holdings and its subsidiaries. Concurrently herewith, Fortress, the Sponsor, Purchaser, and

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Merger Sub are entering into a commitment letter (the “Tender Offer Facility Commitment Letter”) for the provision of financing by Fortress to Merger Sub (the “Tender Offer Facility”) in the maximum aggregate amount of $80,000,000 to partially finance the Consummation of the Offer.

Fortress is pleased to advise you that it (either individually or through its affiliates and assignees) is willing to provide Borrowers (as defined below) with a senior secured financing facility in the maximum aggregate amount of $105,000,000 (the “Financing Facility”), substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). The Financing Facility will consist of the following: (a) a revolving credit facility of up to $10,000,000 outstanding at any time, (b) a term loan A facility of up to $50,000,000, and (c) a term loan B facility of up to $45,000,000. The borrowers under the Financing Facility would be Holdings or a wholly owned subsidiary of Holdings (as mutually agreed upon by Fortress and the Sponsor) (the “Top Tier Borrower”) and each of the Top Tier Borrower’s subsidiaries as are acceptable to Fortress (together with the Top Tier Borrower, each a “Borrower” and collectively, the “Borrowers”). The Financing Facility would be guaranteed by Holdings (unless it is the Top Tier Borrower, in which case it will be a Borrower) and each of Holdings’ present and future subsidiaries that are not Borrowers (together with Borrowers, collectively, the “Loan Parties”). The Financing Facility shall be secured by perfected first priority liens on substantially all now owned or hereafter acquired assets (including the capital stock of the subsidiaries of Holdings, but in the case of foreign subsidiaries, limited to 65% of the capital stock of any foreign subsidiary if hypothecating a greater amount would result in material adverse tax consequences) of the Loan Parties as specified in the Term Sheet. Fortress’ commitment to provide the Financing Facility is subject in all respects to the satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet.

Each of the Sponsor, Purchaser, and Merger Sub acknowledges that the Term Sheet does not purport to summarize all the conditions, covenants, representations, warranties and other provisions that would be contained in definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility shall include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions that, in the reasonable opinion of Fortress, are customary for this type of financing transaction and other provisions that Fortress reasonably determines to be appropriate in the context of the proposed transaction, in each case consistent with the Term Sheet and in form and substance reasonably satisfactory to the parties thereto. Each party hereto agrees to negotiate in good faith to finalize loan documentation required for the Financing Facility following the date of the execution and delivery of this commitment letter.

By its execution hereof and its acceptance of the commitment contained herein, each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to indemnify and hold harmless Fortress and each of its affiliates and its directors, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims,

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this commitment letter or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter or the proceeds of the Financing Facility, and each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to reimburse each Indemnified Party for any reasonable out-of-pocket legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (irrespective of whether such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities of a particular Indemnified Party that (a) are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party, or (b) arise from a breach of this commitment letter by a Indemnified Party as finally determined in a non-appealable decision of a court of competent jurisdiction. In the event of any litigation or dispute involving this commitment letter or the Financing Facility, no party hereto shall be responsible or liable to any other party hereto for any special, indirect, consequential, incidental or punitive damages. If the Financing Facility closes, this paragraph will be superseded by the indemnification provisions contained in the Loan Documents (as defined below) and the Sponsor’s obligations under this paragraph will be of no further force and effect.

In addition, each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to reimburse Fortress for all of its reasonable fees and out-of-pocket expenses (the “Expenses”) incurred by or on behalf of Fortress in connection with the preparation, negotiation, execution, and delivery of this commitment letter, the Term Sheet and any and all definitive documentation relating hereto or thereto, including, without limitation, the reasonable fees and expenses of counsel to Fortress and the reasonable fees and expenses incurred by Fortress in connection with any due diligence, collateral reviews, appraisals, valuations, audits, and field examinations.

Fortress acknowledges that it has previously received from the Sponsor, and the Sponsor acknowledges that it has previously provided to Fortress, a preliminary deposit in the amount of $100,000 (the “Preliminary Deposit”) to fund the reimbursement of Expenses and/or Tender Offer Expenses (as that term is defined in the Tender Offer Facility Commitment Letter) incurred by or on behalf of Fortress. On the date of execution and delivery hereof, the Sponsor shall pay to Fortress in immediately available funds, an additional deposit in the amount of $100,000 (the “Additional Deposit”, and together with the Preliminary Deposit, the “Deposit”) to fund the reimbursement of Expenses and/or Tender Offer Expenses incurred by or on behalf of Fortress. Fortress may from time to time request additional expense deposits if the Expenses and/or the Tender Offer Expenses exceed or may exceed the Deposit and the Sponsor, Purchaser, or Merger Sub shall provide such additional expense deposits. The Deposit will not be segregated and may be commingled with other funds of Fortress and neither the Sponsor,

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Purchaser, nor the Merger Sub will be entitled to receive interest on the Deposit. In order to enable each of the Sponsor, Purchaser, and Merger Sub to understand the extent of its obligation to fund reimbursement of Expenses and/or Tender Offer Expenses under this paragraph, Fortress agrees to provide telephonic updates as to the amount of Expenses and Tender Offer Expenses from time to time at the request of the Sponsor, Purchaser, or Merger Sub. If (a) the Financing Facility is not provided to the Loan Parties, the unused portion of the Deposit held by Fortress will be promptly returned by Fortress to the Sponsor, or (b) the Financing Facility is closed and funded, any unused portion of the Deposit held by Fortress will be returned by Fortress to the Sponsor.

During the effectiveness of the commitment contained in this commitment letter, each of the Sponsor, Purchaser, and Merger Sub (each on behalf of itself and its respective present and future subsidiaries) hereby agrees to work exclusively with Fortress to accomplish the Financing Facility and agrees that it shall not engage in any discussions with another lender or funding source regarding an alternative financing to the Financing Facility, shall not provide any deposit to any other lender or funding source in connection with an alternative financing to the Financing Facility, will not solicit or accept a proposal or commitment from another lender or funding source in connection with an alternative financing to the Financing Facility and will not otherwise permit or encourage another person to solicit a financing proposal or conduct due diligence in connection with an alternative financing to the Financing Facility.

If either the Sponsor, Purchaser, or Merger Sub (or any of their affiliates), on or prior to the Outside Date (as defined below), directly or indirectly, enters into a letter of intent, proposal letter, expense deposit arrangement, commitment letter, loan agreement, or other agreement with any person other than Fortress for debt financing relative to the Offer or Merger (or a comparable transaction), then the Sponsor immediately shall pay to Fortress a fee (the “Merger Financing Facility Break-up Fee”) of $300,000 minus the amount of the Tender Offer Facility Break-up Fee (as that term is defined in the Tender Offer Facility Commitment Letter) actually paid (which amount is in addition to any other amount paid or payable hereunder). The Merger Financing Facility Break-up Fee (a) shall be refundable by Fortress to the Sponsor (if it was previously paid to Fortress by the Sponsor) if the Sponsor does not consummate the Merger (or the comparable transaction) on or before the Outside Date, and (b) shall not be payable if, prior to the Outside Date, the Sponsor, in good faith, notifies Fortress in writing that it will not be able to complete the Loan Documents (as defined below) with Fortress because Fortress is requiring that the Loan Documents include terms or conditions that are in addition to the terms and conditions set forth in this commitment letter and the Term Sheet and such additional terms or conditions (i) materially and adversely affect the ability of Holdings and its subsidiaries to effect the business plan disclosed to Fortress on or prior to the date hereof, (ii) materially and adversely affect the ability of the Sponsor, Purchaser, Merger Sub, or Holdings to consummate the Merger, (iii) make the Financing Facility materially more onerous to Holdings and its subsidiaries or will materially increase the risk that Holdings and its subsidiaries will be unable to comply with the terms of the Financing Facility, or (iv) materially increase the cost of the Financing Facility to Holdings and its subsidiaries.

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

The commitment by Fortress to provide the Financing Facility shall be subject to (a) the negotiation, execution and delivery of definitive loan documentation (the “Loan Documents”), in each case consistent with the Term Sheet and otherwise in form and substance reasonably satisfactory to Fortress, (b) the satisfaction of Fortress that, since the date hereof, there has not occurred any material adverse change with respect to the condition, financial or otherwise, business, results of operations, assets, or liabilities of the Loan Parties taken as a whole (a “Material Adverse Change”; for the purposes of this commitment letter, “Material Adverse Change” shall also mean a material adverse change with respect to the ability of Holdings to consummate the transactions contemplated by the Merger Agreement and shall not include effects resulting from, arising out of, or relating to (i) the taking of any action or incurring of any expense in connection with the Merger Agreement or the transactions contemplated thereby, (ii) the entry into or announcement of the Merger Agreement and the other transactions contemplated thereby, (iii) any change in or interpretations of (A) U.S. generally accepted accounting principles, or (B) any applicable provision of any statute, law, rule or regulation or any legally binding order, decision, injunction, judgment, award or decree, (iv) any change in interest rates or general economic conditions in the industries or markets in which the Holdings or its subsidiaries operates or affecting United States or foreign economies in general or in the United States or foreign financial, banking or securities markets, or (v) any natural disaster or act of God; which changes in clause (iv) do not affect the Holdings and its subsidiaries to a materially disproportionate degree related to the entities operating in such markets or industries or serving such markets), (c) the absence of (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (ii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (d) the conditions set forth in the Term Sheet, and (e) the prior closing of the Tender Offer Facility.

Each of the Sponsor, Purchaser, and Merger Sub represents and warrants to its knowledge that (a) all written information concerning Holdings and its subsidiaries (collectively, the “Information”) that has been, or is hereafter, made available by, or on behalf of any Loan Party (other than projections of future financial performance) is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made, and (b) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests that are believed by the Loan Parties to be reasonable at the time such projections were prepared, and (ii) information believed by the Loan Parties to have been accurate based upon the information available to the Loan Parties at the time such projections were prepared.

This commitment letter is delivered to each of the Sponsor, Purchaser, and Merger Sub on the condition that, prior to its acceptance of this offer, neither the existence of

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by any party hereto, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors, consultants, and agents of such party or of Holdings. In addition, each of the Sponsor, Purchaser, and Merger Sub agrees, on behalf of itself and its respective present and future subsidiaries, that it shall obtain the prior approval of Fortress (which approval shall not be unreasonably withheld) at any time before releasing any public announcement or public disclosure in which reference is made to Fortress or to the commitment contained herein, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or regulation (including laws and regulations applicable to Holdings in connection with the Merger). Each of the Sponsor, Purchaser, and Merger Sub acknowledges that Fortress and its affiliates or related funds may now or hereafter provide financing or obtain other interests in other companies in respect of which the Loan Parties or their affiliates may be business competitors, and that neither Fortress nor any of its affiliates or related funds shall have any obligation to provide to the Loan Parties or any of their affiliates any confidential information obtained from such other companies.

Each of the Sponsor, Purchaser, and Merger Sub agrees to use (and to cause its respective present and future subsidiaries to use) commercially reasonable efforts to assist Fortress in forming a syndicate acceptable to Fortress. Such assistance shall include but not be limited to (a) using commercially reasonable efforts to make senior management and representatives of Borrowers available to participate in meetings and to provide information to potential lenders and participants at such times and places as Fortress may reasonably request; and (b) using commercially reasonable efforts to provide all information reasonably deemed necessary by Fortress to complete the syndication, subject to confidentiality agreements in form and substance reasonably satisfactory to Borrowers and Fortress.

The respective obligations of each of the Sponsor, Purchaser, and Merger Sub under the fourth, fifth, sixth, eighth, eleventh, and sixteenth paragraphs of this commitment letter shall remain effective notwithstanding any termination of this commitment letter. No party to this commitment letter shall be responsible for the breach by any other party hereto of any representation, warranty, or obligation under this commitment letter.

The offer made by Fortress in this commitment letter shall expire, unless otherwise agreed by Fortress in writing, at 12:00 p.m. (New York City time) on January 6, 2006, unless prior thereto Fortress has received a copy of this commitment letter, signed by the Sponsor, Purchaser, and Merger Sub, accepting the terms and conditions of this commitment letter and the Term Sheet. The commitment by Fortress to provide any portion of the Financing Facility shall expire at 5:00 p.m. (New York City time) on May 31, 2006 (the “Outside Date”), unless at or prior to such date definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied.

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter to Fortress.

This commitment letter, including the attached Term Sheet, (a) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, including, without limitation, that certain letter agreement, dated as of October 24, 2005, by and between the Sponsor and Fortress, but not including the Tender Offer Facility Commitment Letter; (b) shall be governed by the law of the State of New York; (c) shall be binding upon the parties and their respective successors and assigns; (d) shall not be assigned by any party hereto without the prior written consent of the other parties hereto and any such assignment without such prior written consent shall be null and void and of no force or effect whatsoever; (e) may not be relied upon or enforced by any other person or entity; and (f) may be signed in multiple counterparts and may be delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Each of the parties hereto consents to the exclusive jurisdiction and venue of the federal and/or state courts located within the City of New York. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives its right to a trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

[Remainder of Page Intentionally Blank.]

Very truly yours,

FORTRESS CREDIT CORP.

By:	/S/ CONSTANTINE DAKOLIAS
Name:	Constantine Dakolias
Title:	Chief Credit Officer

[Signature Page to Commitment Letter]

Agreed and accepted on January 5, 2006:

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P. by Levine Leichtman Capital Partners, Inc., its General Partner

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	Vice President

FOX ACQUISITION COMPANY

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

F&H FINANCE CORP.

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

[Signature Page to Commitment Letter]

EXHIBIT A

Fox & Hound Restaurant Group

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated January 5, 2006 (the “Commitment Letter”), addressed to Levine Leichtman Capital Partners III, L.P. (“Sponsor”), Fox Acquisition Company (“Purchaser”), and F&H Finance Corp. (“Merger Sub”) by Fortress Credit Corp. (“Fortress”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWERS:	The Top Tier Borrower and each of its subsidiaries as are acceptable to Fortress (together with the Top Tier Borrower, each a “Borrower” and collectively, the “Borrowers”).

GUARANTORS:	Fox & Hound Restaurant Group (“Holdings”) (unless it is the Top Tier Borrower, in which case it will be a Borrower) and each of Holdings’ present and future subsidiaries that are not Borrowers; provided, that foreign subsidiaries will not be required to be Loan Parties if to do so would create material adverse tax consequences (such Guarantors, together with Borrowers, each a “Loan Party” and collectively, the “Loan Parties”).

LENDERS:	Fortress and such other lenders designated by Fortress. Fortress shall act as collateral agent for the Lenders (in such capacity, the “Collateral Agent”) and as administrative agent for the Lenders (in such capacity, the “Administrative Agent” and together with the Collateral Agent, each an “Agent” and collectively, the “Agents”).

FINANCING FACILITY:	A senior secured credit facility in the maximum aggregate amount of $105,000,000 consisting of (a) a $10,000,000 revolving credit facility (the “Revolving Credit Facility”), (b) a $50,000,000 term loan A facility (the “Term Loan A Facility”), and (c) a $45,000,000 term loan B facility (the “Term Loan B Facility” and, together with the Term Loan A Facility and the Term Loan B Facility, the “Term Loan Facilities” and, together with the Revolving Credit Facility, the “Financing Facility”).

Revolving Credit Facility

A revolving credit facility in an aggregate amount up to $10,000,000 (“Maximum Revolver Amount”). Under the Revolving Credit Facility, Borrowers would be entitled to request the issuance of guarantees of payment (“Letters of Credit”) with respect to letters of credit caused by Fortress to be issued by a bank selected by Fortress (and reasonably acceptable to Borrowers). Each Letter of Credit shall have an expiry date that is not later than thirty (30) days prior to the Maturity Date unless such Letter of Credit shall be cash collateralized in an amount equal to 105% of the face amount of such Letter of Credit. The Borrowers shall be bound by the usual and customary terms contained in the letter of credit issuance documentation of the issuing bank and the Administrative Agent.

The aggregate principal amount of all revolving credit loans (the “Revolving Credit Loans”) and undrawn Letters of Credit outstanding under the Revolving Credit Facility shall be limited to the lesser of (a) the Maximum Revolver Amount, and (b) the Borrowing Base. The Borrowing Base shall be equal to the sum of (i) 4.00 times Holdings’ consolidated Adjusted Annualized EBITDA (as defined below) for the most recently ended 13 accounting periods, less (ii) the outstanding amount of the Term Loans. Amounts repaid under the Revolving Credit Facility may be reborrowed. The definition of Adjusted Annualized EBITDA shall be mutually agreed to between Fortress and Borrowers. In broad terms, Adjusted Annualized EBITDA shall mean the sum of (u) for restaurants of Borrowers that have been open for more than 15 accounting periods, the trailing EBITDA for the prior 13 accounting periods for such restaurants, plus (v) for restaurants of Borrowers that have been open for less than 4 accounting periods, the actual EBITDA for the relevant accounting periods for such restaurants (to the extent such EBITDA is positive), plus (w) for restaurants of Borrowers that have been open for less than or equal to 15 accounting periods but more than 3 accounting periods, the annualized EBITDA of such restaurants based upon a mutually agreed upon formula, plus (x) pre-opening expenses for restaurants and other extraordinary and non-recurring expenses (including any public company costs, charges related to asset impairments for restaurant closures or discontinued operations, restructuring charges, losses from permitted sales of assets, and non-capitalized transaction costs related to the Transaction), less

(y) corporate overhead not otherwise included in clause (x), less (z) rent expenses associated with long term leases classified as capital leases on the balance sheet of Holdings and its subsidiaries for GAAP purposes. For the purposes of this Commitment Letter, an accounting period shall constitute one four week period or, as applicable, one five week period.

Term Loan A Facility

A $50,000,000 Term Loan A Facility; provided, that the actual amount of the term loan A (the “Term Loan A” ) will be the lesser of (a) $50,000,000, and (b) the difference between (i) 4.00 times Holdings’ consolidated Adjusted Annualized EBITDA for the most recently ended 13 accounting periods, and (ii) $45,000,000. The Term Loan A shall be made on the Closing Date and shall amortize in accordance with the section entitled “Amortization of Term Loans” set forth below.

Term Loan B Facility

A $45,000,000 Term Loan B Facility; provided, that the actual amount of the term loan B (the “Term Loan B” and, together with the Term Loan A, the “Term Loans” and, together with the Revolving Credit Loans, the “Loans”) will be the lesser of (a) $45,000,000, and (b) the difference between (i) 4.00 times Holdings’ consolidated Adjusted Annualized EBITDA for the most recently ended 13 accounting periods, and (ii) $50,000,000. The Term Loan B shall be made on the Closing Date and shall amortize in accordance with the section entitled “Amortization of Term Loans” set forth below.

The Term Loans shall amortize on a quarterly basis commencing on the last day of the fiscal quarter in which the Closing Date occurs (the “Closing Date Fiscal Quarter”) in accordance with the following schedule:

Closing Date Fiscal Quarter:	(A) $1,250,000 times (B) the result of the total number of days from and including the Closing Date up to and including the last day of the Closing Date Fiscal Quarter divided by the total number of days in the Closing Date Fiscal Quarter

Quarters 2-12:	$1,250,000

Quarters 13-16:	$1,625,000

Quarters 17-19:	$1,875,000

Maturity Date:	- balance -

The scheduled amortization payments shall be allocated ratably between the Term Loan A and the Term Loan B. Any principal of the Term Loans that is repaid or prepaid may not be reborrowed.

TERM:	The Financing Facility shall terminate on the 5th anniversary of the Closing Date (“Maturity Date”).

PREPAYMENT:

Optional:

All borrowings outstanding under the Financing Facility, may, upon 5 business days prior written notice, be repaid before the Maturity Date at Borrowers’ sole discretion. All optional prepayments of the Term Loans shall be applied to the installments due in respect of the applicable Term Loan in the inverse order of their maturity and without premium or penalty.

Mandatory: The borrowings under the Financing Facility shall be prepaid:

•      in the case of the Revolving Credit Facility, to the extent that the aggregate outstanding amount of the Revolving Credit Loans and undrawn Letters of Credit exceed the Borrowing Base,

•      to the extent that, as of the end of any fiscal quarter, the sum of the outstanding amount of the Term Loans, the outstanding amount of the Revolving Credit Loans, and the undrawn amount of all outstanding Letters of Credit exceeds an amount equal to the product of (a) the amount of the Leverage Ratio Covenant (as defined below) for such fiscal quarter multiplied by (b) Holdings’ consolidated Adjusted Annualized EBITDA,

•      in an amount equal to 67.5% of the consolidated excess cash flow of Holdings and its subsidiaries. The definition of “excess cash flow” will need to be defined in a manner mutually acceptable to Borrowers and Fortress; in broad terms, however, “excess cash flow” would be based on EBITDA minus cash interest expense (whether paid or accrued in the applicable period so long as there is no duplication with any other period), scheduled or voluntary principal payments and prepayments on the Financing Facility, cash taxes (whether paid or accrued in the applicable period so long as there is no duplication with any other period), principal payments on any FF&E financing permitted under the Financing Facility, net capital expenditures to the extent permitted under the Financing Facility, and pre-opening expenses for restaurants to the extent not included in EBITDA,

•      in an amount equal to 100% of the net cash proceeds of asset sales (other than certain carve-outs to the extent mutually agreed upon, including the proceeds from the sale of the real property in Columbia, South Carolina owned by the Loan Parties in an aggregate amount not to exceed $1,000,000), subject to reinvestment provisions to be mutually agreed upon,

•      in an amount equal to 100% of the net cash proceeds of any debt issuance by Holdings (other than debt provided by the Sponsor to the extent permitted under the Loan Documents) or its subsidiaries,

•      in an amount equal to 100% of the net cash proceeds of any equity issuance by Holdings (other than certain carve-outs to the extent mutually agreed upon, including the proceeds from sales or issuances of capital stock of Holdings to the Sponsor and sales or issuances of capital stock of Holdings pursuant to its stock option plan) or its subsidiaries,

•      in an amount equal to 100% of the net cash proceeds of tax refunds, insurance and casualty receipts (subject to exceptions and reinvestment rights to be mutually agreed) and other extraordinary events received by Holdings or its subsidiaries.

All mandatory prepayments shall be applied (a) first, ratably to prepay the outstanding principal amount of Term Loan A and Term Loan B, until paid in full, (b) second, to prepay the outstanding principal amount of the Revolving Credit Loans, until paid in full (with a concurrent permanent reduction in the Maximum Revolver Amount), and (c) third, to cash collateralize up to 105% of the undrawn amount of all outstanding Letters of Credit.

All mandatory prepayments shall be applied to the installments due in respect of the Term Loans in the inverse order of their maturity and shall be without premium or penalty.

MATURITY:	All Loans and other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

CLOSING DATE:	The first date on which all definitive loan documentation reasonably satisfactory to each Agent (the “Loan Documents”) is executed and delivered by the Loan Parties, Agents, and the Lenders, which date shall not be later than the Outside Date, unless otherwise agreed in writing by the Lenders and Borrowers (the “Closing Date”).

COLLATERAL:	All obligations of the Loan Parties to Agents and the Lenders shall be secured by a perfected, first priority lien on and security interest in substantially all of the assets of the Loan Parties now owned and hereafter acquired, including, without limitation (other than as set forth below with respect to capital stock in foreign subsidiaries), all real property (other than leased real property), fixtures, accounts, inventory, equipment, documents, general intangibles, payment intangibles, chattel paper, instruments, investment property, commercial tort claims, trademarks, copyrights, patents and other intellectual property, deposit accounts, cash and cash equivalents, and all proceeds thereof, as well as a pledge of the capital stock of the subsidiaries of Holdings (which pledge, in the case of foreign subsidiaries of Holdings shall be limited to 65% of the capital stock of any first tier foreign subsidiary if a pledge of 100% of the capital stock would result in a material tax impact) (collectively, the “Collateral”). The term “Collateral” shall not include key man life insurance that is purchased for the benefit of the holders of the Sponsor Subordinated Debt (as defined below) (the “Purchased Key Man Life Insurance”).

All Loans, all reimbursement obligations with respect to Letters of Credit, all costs, fees and expenses of each Lender,

and all other obligations owed to such Lender shall be secured as described above and charged to the loan account to be established under the Financing Facility.

FEES AND INTEREST:	As set forth on Annex A-1

USE OF PROCEEDS:	The Loans under the Financing Facility shall be used (a) to partially finance payment of the consideration payable in connection with the Merger, (b) refinance certain existing indebtedness of Borrowers, (c) refinance the indebtedness outstanding under the Tender Offer Facility, (d) to pay fees and expenses associated with the Transaction, (e) to meet the ongoing working capital and other general corporate needs of Borrowers, (f) to repay certain capital contributions made by the Sponsor to Purchaser and by Purchaser to Merger Sub in connection with the Tender Offer Facility, and (g) to provide funds for the development of new restaurant openings. For the avoidance of doubt, the parties acknowledge and agree that the Loan Documents will permit Borrowers to pay fees to the Sponsor in an aggregate amount not to exceed $1,000,000 in connection with the closing of the Transaction.

CONDITIONS PRECEDENT:	The obligation of each Lender to make any Loans on the Closing Date in connection with the Financing Facility shall be subject to customary conditions precedent, including, without limitation, the following special conditions precedent:

(a)    Each Loan Party shall be in good standing in its jurisdiction of organization and qualified to do business in all other jurisdictions where its ownership of assets, lease or property, or the conduct of its business requires such qualification.

(b)    The Collateral Agent shall have received UCC, tax and judgment lien searches and other appropriate evidence, evidencing the absence of any liens on the Collateral, except existing liens reasonably acceptable to Agents. The Collateral Agent, for the benefit of the Lenders, shall have been granted a first priority lien on all Collateral, subject to existing liens reasonably acceptable to Agents. The UCC financing statements, fixture filings, deeds of trust or mortgages and related documents regarding the collateral (as applicable) shall have been recorded in all appropriate jurisdictions. In addition, Borrowers shall have executed and delivered such Loan Documents, including, without limitation, a credit agreement, control agreements relative to

Borrowers’ existing cash management system, security agreements, guarantees, collateral access agreements, intercompany subordination agreements, subordination agreements, and other documentation in each case consistent with this Term Sheet and otherwise containing terms and conditions reasonably required by Agents and their counsel.

(c)    Insurance customary for companies of similar size and operating in the same or similar businesses or otherwise reasonably satisfactory to Agents (it being understood that the insurance maintained by Holdings and its subsidiaries on the date hereof is reasonably satisfactory), such insurance to include liability insurance for which the Collateral Agent, for the benefit of the Lenders, shall be named as an additional insured and property insurance with respect to the Collateral for which the Collateral Agent, for the benefit of the Lenders, shall be named as loss payee.

(d) Opinions from the Loan Parties’ counsel as to such matters as Agents and their counsel may reasonably request.

(e)    There shall be no material pending claim, investigation or litigation with respect to the Loan Parties that could reasonably be expected to result in a Material Adverse Change; provided that the existence of the Specified Lawsuits (as defined below), in and of themselves, shall not be deemed to constitute a Material Adverse Change. The foregoing proviso shall be narrowly construed and limited to the precise circumstances as of the date hereof. Specifically, and without limiting the generality of the foregoing sentence, such proviso shall not apply to (i) any adverse developments, motions, rulings, disclosures, developments, or other significant events in either or both of the Specified Lawsuits, or (ii) any new facts or circumstances regarding either or both of the Specified Lawsuits that were not previously disclosed to Agents and Lenders, in each case under the foregoing clause (i) and clause (ii) which increase the probability that the Specified Lawsuits can reasonably be expected to result in a Material Adverse Change. As used herein, the

“Specified Lawsuits” shall mean the two lawsuits challenging, or seeking damages with respect to, the Merger which were filed prior to the date hereof and which are referenced as the “Primavera Complaint” and the “Lieberman Complaint” on Schedule 2.12 to the Merger Agreement.

(f) On the Closing Date, no Default or Event of Default shall exist under the Loan Documents and no Material Adverse Change shall have occurred.

(g)    Borrowers shall have paid to each Agent all reasonable out-of-pocket fees and expenses then owing to such Agent, including, without limitation, loan origination costs, audit fees, attorneys fees, search fees, title fees, documentation and filing fees.

(h)    Agents shall have received reasonably satisfactory evidence that the Sponsor and its affiliates shall have contributed (and there shall remain contributed) cash (the “Cash Contribution”) to Purchaser in exchange for preferred stock of Purchaser (the terms and conditions of which shall be satisfactory to Agents) and/or common stock of Purchaser and that such Cash Contribution shall have been contributed (and remains contributed) by Purchaser to Merger Sub. The amount of the Cash Contribution shall not be less than the greater of (A) the Merger Consideration payable under, and as defined in, the Merger Agreement, less the amount of the Term Loans to be made on the Closing Date, and (B) $71,000,000 (the “Required Equity Amount”). Notwithstanding the foregoing, the Sponsor may elect to make a subordinated loan in an aggregate amount not to exceed $37,750,000 to the Top Tier Borrower (the “Sponsor Subordinated Debt”) and if the Sponsor makes such election, the Required Equity Amount shall be reduced by the amount of the Sponsor Subordinated Debt.

(i)     The Merger shall have been completed on or before the Closing Date on the terms and conditions set forth in the Merger Agreement (together with such modifications and amendments thereto occurring after the date hereof, each of which are approved in writing by Administrative Agent), and, in connection therewith, none of Holdings or any other Loan Party shall have any indebtedness (other than trade payables, indebtedness permitted under the Financing Facility, the Sponsor Subordinated Debt, and other carve-outs mutually agreed upon). All documentation (other than the Merger Agreement as in existence as of the date hereof, which is satisfactory) associated with the Merger shall be reasonably acceptable to the Administrative Agent and its counsel. Each of the Purchaser, Merger Sub, and Holdings shall have received all licensing, governmental or shareholder approvals or consents (including Hart-Scott-Rodino approval) required to be obtained in connection with the Merger under the terms and conditions of the Merger Agreement and as may be necessary or appropriate to consummate the financing contemplated by the Loan Documents.

(j)     (i) Agents shall have reviewed and shall be satisfied with all of the agreements evidencing or relating to the Sponsor Subordinated Debt, (ii) the aggregate amount of the Sponsor Subordinated Debt shall not exceed $37,750,000, (iii) the Sponsor Subordinated Debt shall be subordinated in right of payment to the Financing Facility on terms acceptable to Agents, including those set forth on Annex A-3 hereto, (iv) the terms and conditions of the Sponsor Subordinated Debt (including maturity, rates, lack of amortization, covenants (including which covenants will be included and financial covenant levels with a 10% cushion off the financial covenant levels in the Financing Facility (such that the financial covenant levels for the Sponsor Subordinated Debt are less restrictive to the extent of the cushion)), and events of default (including the lack of a cross default to the Financing Facility; provided that there shall be a cross payment default to the Financing Facility and cross acceleration to the Financing Facility; provided further that (without limiting the ability of Agents to impose a payment block that they are otherwise entitled to impose) an event of default that has occurred and continued for 90 days under the Financing Facility which is not also an event of default under the Sponsor Subordinated Debt shall entitle the holders of the Sponsor Subordinated Debt to increase the interest rate otherwise applicable thereto by 3 percentage points per annum)) shall be as set forth on Annex A-3 or otherwise acceptable to Agents, and (v) the Sponsor Subordinated Debt shall not be secured by any liens or security interests on the Collateral (it being understood that the Sponsor Subordinated Debt may be secured solely the Purchased Key Man Life Insurance).

(k)    On the Closing Date, Adjusted EBITDA of Holdings and its subsidiaries for the 13 accounting periods most recently ended shall be no less than $22,000,000. The definition of Adjusted EBITDA shall be mutually agreed to between Fortress and Borrowers. In broad terms, Adjusted EBITDA shall mean EBITDA plus (i) pre-opening expenses for restaurants and other extraordinary and non-recurring expenses (including any public company costs, charges related to asset impairments for restaurant closures or discontinued operations, restructuring charges, losses from permitted sales of assets, and non-capitalized transaction costs related to the Transaction), less (ii) to the extent not already deducted in the calculation of EBITDA, rent expenses associated with long term leases classified as capital leases on the balance sheet of Holdings and its subsidiaries for GAAP purposes.

REPRESENTATIONS AND WARRANTIES:	Usual representations and warranties (subject to exceptions and qualifications to be agreed upon), including, but not limited to, corporate existence and good standing, permits and licenses, authority to enter into the Loan Documents, occurrence of the Closing Date, governmental approvals, non-violation of material agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of material adverse effect, absence of default or unmatured default under the Loan Documents, and priority of the Collateral Agent’s liens.

COVENANTS:	Customary covenants (subject to exceptions and qualifications to be agreed upon) consistent with a loan facility of this nature, including, but not limited to, provision of financial statements and other customary reporting, notices of litigation, defaults and unmatured defaults with respect to material agreements, and other information, compliance with laws, permits and licenses, inspection of properties, books and records, maintenance of insurance, limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, indebtedness, compliance with pension, environmental and other laws, operating and capitalized leases, transactions with affiliates and prepayment of other indebtedness.

Financial covenants to include maximum capital expenditures, minimum fixed charge coverage ratio, minimum trailing thirteen accounting period (“TTP”) Adjusted EBITDA, and maximum senior debt/TTP Adjusted Annualized EBITDA (the “Leverage Ratio Covenant”), in each case as set forth on Annex A-2.

Financial reporting to include: (i) annual, audited financial statements, (ii) quarterly, internally prepared financial statements and Borrowing Base reporting, (iii) monthly, internally prepared financial statements, (iv) annual projections, including monthly balance sheet, profit and loss and cash flow figures, and (v) other reporting as reasonably required by the Administrative Agent.

CASH MANAGEMENT:	All collections (including all proceeds of accounts and credit or debit card remittances and other Collateral) of the Loan Parties shall be deposited into deposit accounts that are the subject of control agreements among the Loan Parties, Collateral Agent, and a depository bank. The terms and conditions of the control agreements shall be reasonably acceptable to Agents, but in any event shall allow the Loan Parties access to the deposit account balances so long as no default or event of default shall have occurred and be continuing under the Financing Facility.

EVENTS OF DEFAULT:	Usual events of default (subject to grace periods to be mutually agreed upon), including, but not limited to, payment, cross-default to material agreements, violation of covenants, breach of representations or warranties, bankruptcy or insolvency, material judgments, ERISA, change of control, material adverse effect and other events of default which are customary in facilities of this nature; provided that the material adverse effect event of default shall not be included if doing so would cause the Loans to be classified as short term liabilities of Holdings and its subsidiaries.

GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York applicable to agreements made and performed in such State.

ASSIGNMENTS, PARTICIPATIONS:	Each Lender shall be permitted to assign its rights and obligations hereunder, or any part thereof, to any person or entity (other than, so long as no default or event of default shall have occurred and be continuing, any known direct competitor of Holdings and its subsidiaries) without the consent of the Loan Parties. Each Lender shall be permitted to grant participations in such rights and obligations, or any part thereof, to any person or entity (other than, so long as no default or event of default shall have occurred and be continuing, any known direct competitor of Holdings and its subsidiaries) without the consent of the Loan Parties.

EXPENSES:	The Loan Documentation shall provide that Borrowers shall pay on demand all reasonable out-of-pocket fees, costs and expenses of each Agent (including but not limited to reasonable out-of-pocket costs and expenses incurred by each Agent’s examiners and appraisers (including agents for each such Agent), each Agent’s reasonable out-of-pocket legal expenses, and any filing and search fees incurred in connection with the transactions contemplated hereby, whether or not such transactions close (collectively, the “Agent Expenses”); provided that, so long as no default or event of default has occurred and is continuing, with respect to Agent Expenses incurred after the Closing Date and other than in connection with any amendment, waiver, or consent requested by any Loan Party, Borrowers shall not be obligated to reimburse Agents for such Agent Expenses to the extent that they exceed $50,000 in any calendar year (the “Agent Expense Cap”).

Annex A-1

Fees and Interest Rates

Interest Rate	The Revolving Credit Loans shall bear interest at a rate per annum equal to the Base Rate plus 3.375 percentage points.

Amounts outstanding under the Term Loan A shall bear interest at a rate per annum equal to the Base Rate plus 1.250 percentage points.

Amounts outstanding under the Term Loan B shall bear interest at a rate per annum equal to the Base Rate plus 5.736 percentage points.

As used herein, the “Base Rate” means the greater of (a) prime lending rate as publicly announced from time to time by JPMorgan Chase Bank, N.A. in New York, New York, and (b) 6.50 percentage points per annum.

Letter of Credit Fee and Issuance Charges	Borrowers would be charged (a) a letter of credit fee at a rate equal to 2.0 percentage points per annum times the undrawn amount of all outstanding Letters of Credit (the “Letter of Credit Fee”), and (b) all customary bank letter of credit issuance charges.

Interest and Letter of Credit Fee Payment Dates	Monthly in arrears.

Default Rate	At any time when an event of default has occurred and is continuing, interest and the Letter of Credit Fee shall accrue under the Financing Facility at a rate per annum equal to 3.00 percentage points in excess of the rate otherwise in effect.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

Closing Fee	A fee in an amount equal to $1,250,000 shall be earned in full on the Closing Date, non-refundable and due and payable on the Closing Date; provided that (a) if the Closing Date is on or before the date that is 90 days after the date that the Tender Offer Facility closes, such amount will be reduced to $300,000, (b) if the Closing Date occurs after the date that is 90 days after the date that the Tender Offer Facility closes, such amount will be reduced to $550,000; and (c) if the Tender Offer Facility does not close, such amount will be reduced to $1,000,000; provided that if the Additional Commitment Fee (as defined in the Tender Offer Facility Commitment Letter) was not actually paid, then such amount shall not be reduced in accordance with this clause (c).

Unused Revolver Fee	A fee in an amount equal to 0.50 percentage points per annum times the unused portion of the Revolving Credit Facility shall be due and payable monthly in arrears.

Servicing Fee	A fee of $12,500 per month (or portion of a month) from and after the Closing Date up to the date on which the Financing Facility is repaid in full shall be due and payable to the Administrative Agent monthly in advance.

Annual Fee	A fee in an amount equal to 0.375 percentage points of the average principal amount of the Loans and Letters of Credit outstanding during the previous twelve (12) months, which shall be payable on each anniversary of the Effective Date.

Audit, Appraisal, and Examination Fees:	Borrowers agree to pay (i) $1,500 per day per examiner plus the examiner’s out-of-pocket costs and reasonable expenses incurred in connection with all such visits, audits, inspections, valuations, and field examinations and (ii) the cost of all audits, appraisals and business valuations (including enterprise valuation appraisals) conducted by third party auditors or appraisers on behalf of Agents. So long as no default or event of default has occurred and is continuing, any such amounts paid by Borrowers shall be included in the Agent Expense Cap.

Annex A-2

Financial Covenants

TTP Adjusted EBITDA. Maintain TTP Adjusted EBITDA, measured every three, or, as applicable four accounting periods, of no less than the amount set forth in the following table for the applicable period set forth opposite thereto:

Amount	Applicable Period

$20,531,000	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2006

$21,126,000	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2006

$21,195,000	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2006

$23,032,000	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2006

$23,521,000	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2007

$23,638,000	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2007

$23,823,000	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2007

$24,311,000	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2007

$24,596,000	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2008

$24,812,000	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2008

$24,969,000	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2008

$26,684,000	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2008

$26,243,000	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2009

$26,303,000	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2009

$26,836,000	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2009

$26,742,000	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2009

$27,356,000	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2010

$27,735,000	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2010

$28,002,000	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2010

$29,024,000	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2010

Senior Debt/TTP Adjusted Annualized EBITDA. Maintain a senior debt to TTP Adjusted Annualized EBITDA ratio, measured every three, or, as applicable four accounting periods, of no more than the amount set forth in the following table for the applicable period set forth opposite thereto:

Ratio	Applicable Period
4.25:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2006

4.25:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2006

4.25:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2006

4.25:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2006

4.20:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2007

4.15:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2007

4.05:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2007

4.00:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2007

3.75:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2008

3.50:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2008

3.50:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2008

3.50:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2008

3.50:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2009

3.40:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2009

3.40:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2009

3.25:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2009

3.25:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2010

3.00:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2010

3.00:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2010

3.00:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2010

Fixed Charge Coverage Ratio. Maintain a fixed charge coverage ratio, measured every three, or, as applicable four accounting periods, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Ratio	Applicable Period

1.05:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2006

1.02:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2006

1.00:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2006

1.00:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2006

1.00:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2007

1.00:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2007

1.00:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2007

1.00:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2007

1.00:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2008

1.02:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2008

1.05:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2008

1.08:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2008

1.10:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2009

1.10:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2009

1.10:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2009

1.10:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2009

1.10:1.00	The trailing thirteen accounting periods ending at the end of the third accounting period in fiscal year 2010

1.10:1.00	The trailing thirteen accounting periods ending at the end of the sixth accounting period in fiscal year 2010

1.10:1.00	The trailing thirteen accounting periods ending at the end of the ninth accounting period in fiscal year 2010

1.15:1.00	The trailing thirteen accounting periods ending at the end of the thirteenth accounting period in fiscal year 2010

Capital Expenditures. Make capital expenditures in any fiscal year in excess of the amount set forth in the following table for the applicable period:

Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2008	Fiscal Year 2009	Fiscal Year 2010
$9,408,000	$6,817,000	$9,102,000	$12,719,000	$12,368,000

Annex A-3

SUMMARY OF PRINCIPAL TERMS OF

SUBORDINATION AGREEMENT

Senior Debt:	$105,000,000 Senior Secured Financing Facility agented by Fortress Credit Corp. or its affiliates (the “Senior Debt”)

Subordinated Debt:	$37,750,000 Subordinated Note purchased by the Sponsor (the “Sponsor Subordinated Debt”)

Subordinated Debt Payment Blockage:	Holders of the Sponsor Subordinated Debt will not be entitled to any payments on the Sponsor Subordinated Debt:

(a) for an unlimited period of time upon commencement of bankruptcy or insolvency proceedings;

(b) for an unlimited period of time upon any payment default with respect to the Senior Debt; and

(c) for up to 180 days following notice of non-payment default with respect to the Senior Debt; provided that there shall be no more than one (1) non-payment default blockage per any 360 day period.

Standstill:	Holders of the Sponsor Subordinated Debt will not take any action to enforce remedies (with certain limited exceptions to preserve claims) until the earliest to occur of:

(a) acceleration of the Senior Debt (so long as such enforcement action does not hinder the ability of the holders of the Senior Debt to exercise remedies under the Loan Documents);

(b) commencement of bankruptcy or insolvency proceedings; or

(c) 150 days after commencement of a blockage period.

Restrictions on Amendments to Senior Debt:	The holders of the Senior Debt shall have the right, without notice to or consent from the holders of the Sponsor Subordinated Debt, to amend, supplement or modify the Senior Debt, in any manner whatsoever, including, without limitation, any renewals, extensions or shortening of time of payments (even if such shortening causes any Senior Debt to be due on demand or otherwise), any revision of any amortization schedule with respect thereto, any increase in the amount of the Senior Debt; provided that (a) the holders of the Senior Debt shall not increase the principal amount of the Senior Debt by more than $10,000,000 in the aggregate (not including the amount of any paid-in-kind interest) during the term of the Senior Debt without the consent of the holders of the Sponsor Subordinated Debt, (b) the holders of the Senior Debt shall not increase the applicable interest rate margin with respect to any category of the Senior Debt by more than 3 percentage points per annum in excess of any interest rate margin in effect under the Loan Documents (in each case excluding the imposition of the default rate of interest in effect under the Loan Documents) without the consent of the holders of the Sponsor Subordinated Debt, and (c) the Agents and the Sponsor may mutually agree upon other amendments or modifications to the Senior Debt which would require the consent of the holders of the Sponsor Subordinated Debt.

Restrictions on Amendments to Sponsor Subordinated Debt:	No document, instrument or agreement evidencing all or any part of the Sponsor Subordinated Debt may be modified or amended without the prior written consent of Agents except for (i) modifications or amendments that relax provisions in the Sponsor Subordinated Debt or are otherwise entirely more favorable to the Loan Parties, (ii) modifications of the Sponsor Subordinated Debt covenants to maintain the pro rata differential with Senior Debt covenants, (iii) increases in the principal amount of the Sponsor Subordinated Debt by more than $4,000,000 in the aggregate (not including the amount of any paid-in-kind interest) during the term of the Sponsor Subordinated Debt, (iv) increases in the interest rate margin with respect to the Sponsor Subordinated Debt up to 3 percentage points per annum in excess of the interest rate margin in effect under the documentation evidencing the Sponsor Subordinated Debt (excluding the imposition of the default rate of interest in effect under such documentation), and (iv) other exceptions that are acceptable to Agents.